Exhibit (a)(10)

           GOLDEN CYCLE TO DELIVER CONSENT TO GLOBAL MOTORSPORT GROUP

WYNNEWOOD, PA, April 16, 1998 -- Golden Cycle, LLC today announced that it intends to deliver a written consent to Global Motorsport Group, Inc. (NASDAQ:CSTM) on Monday, April 20 in connection with its consent solicitation. Golden Cycle believes that the delivery of the consent to the company will establish the record date for holders of Global Motorsport common stock entitled to vote on its proposals to, among other things, remove the current Board of Directors of the company. Golden Cycle believes that consents must be delivered by June 19 in order to be effective. Global Motorsport purports to have set March 30 as the record date for the solicitation and has contended that consents must be delivered by May 29. Golden Cycle believes that the record date and expiration date issues will be resolved by the Delaware court.